February 6, 2006



Ms. Vanessa Robertson
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	A.P. Pharma, Inc.
	Form 8-K filed on February 1, 2006

Dear Ms. Robertson,

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the letter to Michael O'Connell dated February 2, 2006 in connection with the above referenced 8-K filing.

Comment No. 1
-------------

Item 4.01(a)
------------

Please revise the third paragraph of your filing to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding resignation, there were any disagreements with the former accountant as described in Item 304(a)(1)(iv) of Regulation S-K. You should specify the "subsequent interim period" as the "interim period through January 26, 2006".

Response to Comment No. 1
-------------------------

We have revised the third paragraph of our filing to state that there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure in connection with the audits of the Company's financial statements for each of the two years ended December 31, 2004 and 2003 and for the interim period subsequent to December 31, 2004 through February 6, 2006. This revised Form 8-K/A is being filed with the Securities and Exchange Commission on February 6, 2006.

Comment No. 2
-------------

To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated
Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment No. 2
-------------------------

We have obtained and are filing an updated Exhibit 16 letter from Ernst & Young.

The Company acknowledges that:

	(i) it is responsible for the adequacy and accuracy of the disclosure in the filing,
	(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
	(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

We hope that this response adequately addresses your comments. Please contact the undersigned at (650) 366-2626 if you have any questions regarding our response to the Staff's comment letter.

Sincerely,


/s/Gordon Sangster
------------------
Gordon Sangster
Chief Financial Officer